UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

A$30.5m Capital Raising Completed

Mr John Nicholls Appointed as Director

Arlington, VA – September 1, 2006: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).

$30.5m Capital Raising

The Directors of Metal Storm Limited are pleased to announce that the Company has successfully completed the fully underwritten Renounceable Rights Issue of
A$27.5 million in Convertible Notes and options with the allotment of
203,703,704  Convertible Notes and 176,852,055 Options today in accordance with the prospectus issued on 28 July 2006.

The Rights Issue was the final part of a two stage capital raising plan which included the Share Purchase Plan completed in May which raised approximately
A$3 million. In total the company raised approximately A$30.5 million in gross proceeds from the Share Purchase Plan and the Rights Issue.

The Rights Issue was fully underwritten by Patersons Securities Limited, who also acted as Lead Manager to the Share Purchase Plan. The Rights Issue was
95% sub-underwritten by Harmony Investment Fund Limited (Harmony).

Directors believe that the combined Share Purchase Plan and fully underwritten
Rights Issue approach provided the majority of shareholders with the opportunity to participate in the capital raising.

The net funds raised, together with existing cash reserves and confirmed revenues from current operations, are expected to be sufficient to cover the estimated cost of existing and planned operations and interest payable on the
Convertible Notes through to the August 2009, without assuming additional income from other sources or from the exercise of options.

Harmony also provided a one (1) year working capital facility of $5 million in
June 2006 secured by a fixed and floating charge over the Company’s assets.
The facility was designed to provide short-term working capital should the
Company need it prior to the completion of the Rights Issue.  This facility was not used and the fixed and floating charge is expected to be discharged shortly.

New Director Appointment

Directors are also pleased to confirm that Mr John Nicholls was today appointed as a non-Executive Director of the Company. The intention to appoint
Mr Nicholls as a director on completion of the capital raising was previously announced on 2 July 2006. Mr Nicholls’ extensive experience in a wide range of local and international companies will further complement the Board’s existing skills base. He holds Bachelor of Commerce and Master of Business
Administration degrees from the University of New South Wales.  He is currently a non-executive director of a number of companies in Australia and
Asia, including Harmony.

Ends

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Australia
Ian Gillespie – Chief Operating Officer, Metal Storm Limited - Ph: +61 (0) 7
3221 9733
USA
Peter Faulkner - SVP US Operations, Metal Storm Inc. - Ph: +1 703 248 8218

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Harmony Capital Pte Limited
Harmony Capital Partners is a Singapore-based fund management company which manages a US$500m capacity Fund.  The primary strategy of Harmony is to invest in special situations in Asia including Australia and New Zealand.  The principals of Harmony, Suresh Withana and John Nicholls, are very familiar with the investment environment in Australia, particularly in the turnaround space with experience in a number of industry sectors.  Harmony has a number of large investors in its fund including a cornerstone investor with a significant capital base providing it with the capability to execute investments ranging from US$5 million to US$50 million in size.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: September 01, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary